Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months Ended March 31, 2008
Income from Continuing Operations Before Taxes	$84.4
Add:
One-third of rents	1.1
Interest on long-term and short-term debt	31.4
Interest capitalized, net of amortization	0.9

Earnings from Continuing Operations	$117.8

Fixed charges:
One-third of rents	$1.1
Interest on long-term and short-term debt	31.4
Interest capitalized	2.1

Fixed Charges from Continuing Operations	$34.6

Ratio of Earnings to Fixed Charges from Continuing Operations	3.4

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.